

Mail Stop 6010

June 26, 2008

<u>VIA U.S. MAIL AND FAX (408) 523-1390</u>

Marshall L. Mohr
Chief Financial Officer
Intuitive Surgical, Inc.
1266 Kifer Road
Sunnyvale, California 94086

      **Re:**    **Intuitive Surgical, Inc.**
              **Form 10-K for the year ended December 31, 2007**
              **Filed February 14, 2008**
              **File No. 000-30713**

Dear Mr. Mohr:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 1.  Business, page 3

1.      In an appropriate location in your disclosure, please clarify whether the surgeons using your products need to be certified or trained in laparoscopic surgery and whether such surgeons would need to be further certified or trained in robotic procedures in order to use your products.  Clarify how much time must be invested in such certification or training and what, if any, limitations such certifications or training present to your future growth opportunities.  Expand your risk factor disclosure as appropriate.

Item 1A. Risk Factors, page 21

The investment of our substantial cash balance and our investments in marketable debt securities are subject to risks which may cause losses and affect the liquidity of these investments., page 32

2.      Your risk factor herein indicated that some of your investments are subject to general credit, liquidity, market and interest rate risks, which may be exacerbated by U.S. sub-prime mortgage defaults.  Because your investments appear to be significant to your financial statements, please provide us with the amount of your investments that are connected to or impacted by sub-prime lending.  Also provide a detailed description of whether you believe your financial condition, results of operations, or liquidity will be adversely affected by your investments connected to or impacted by sub-prime lending, if applicable.  If an adverse impact is considered remote, please support that conclusion in your response.  Also in this regard, please expand your Management's Discussion and Analysis, in future filings, to address our concern.

Item 7.  Management's Discussion and Analysis, page 36

*Procedure adoption*, page 38

3.      We note your disclosure that the *da Vinci* Prostatectomy and the *da Vinci* Hysterectomy have historically driven a significant portion of your growth and that you have identified the growth rates for those procedures.  In your future filings, please also identify the other procedures that have accounted for a material portion of the procedures for which your system has been used and provide similar data for the procedure adoption rates for those other procedures.

Notes to the Consolidated Financial Statements, page 59

Note 2.  Summary of Significant Accounting Policies, page 59

Revenue Recognition, page 62

4.      We note your multiple arrangements *generally* do not contain a general right of return.  If that is the case, then please clarify to us what you mean by a "general right of return" and how you recognize revenue when your multiple arrangements contain a general right of return.   Revise your disclosure to address our concerns in future filings.  Please provide us with your proposed disclosure.

Stock-Based Compensation, page 73

5.      There does not appear to be any basis or context in U.S. GAAP for computing the per share effects of a form of compensation after the year of adoption of SFAS 123(R). Accordingly, in future filings, please remove share-based compensation effects on earnings per share from the financial statements or explain to us why such presentation is appropriate.

Item 10.  Directors and Executive Officers of the Registrant, page 83

6.      In future filings, please clearly provide the business experience requested in Item 401(e)(1) of Regulation S-K.  We note for example it is unclear when Mr. Rubash worked at each of the disclosed companies and for Mr. Meltzer which of the identified companies he worked at during the past five years.

Board Committees, page 85

7.      We note your disclosure about one director not attending at least 75 percent of the board and audit committee meetings.  In future filings, please name any director who did not attend 75% of meetings as required by Item 407(b)(1) of Regulation S-K.

Item 11.  Executive Compensation, page 88

Review of External Data, page 89

8.      We note your references to the Top Five MEDIC Executive Compensation survey.  In future filings, please identify the surveys you used and their components, including the component companies identified in those surveys. Also, please disclose the adjustments you made to the surveys, as you describe at the end of the first paragraph.

Bonuses, page 90

9.      We note that you have not disclosed the necessary corporate financial performance goals
        to be achieved in order for your named executive officers to earn their annual cash
        incentive bonuses.  Please provide such disclosure in your future filings, as applicable.
        To the extent you believe that disclosure of the information, on a historical basis, would
        result in competitive harm such that the information could be excluded under
        Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed
        explanation supporting your conclusion.  To the extent that it is appropriate to omit
        specific targets or performance objectives, you are required to provide appropriate
        disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  Refer also to
        Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website
        at www.sec.gov.  In discussing how difficult or likely it will be to achieve the target
        levels or other factors, you should provide as much detail as necessary without disclosing
        information that poses a reasonable risk of competitive harm.

Grants of Plan-Based Awards, page 94

10.     It appears that threshold, target and maximum amounts related to your annual cash
        incentive bonuses should have been disclosed pursuant to Item 402(d)(2)(iii) of
        Regulation S-K in your Grants of Plan-Based Awards table.  Please provide such
        disclosure in your future filings, as applicable, or provide us with your analysis as to why
        such information should not have been included in that table.

Form 10-Q for the Quarter Ended March 31, 2008

Notes to the Condensed Consolidated Financial Statements, page 6

Note 3. Fair Value, page 7

11.     We note that the fair value of your investments in municipal bonds are measured based
        on the unobservable inputs as described in SFAS 157.  If that is the case then please
        disclose in your Management's Discussion and Analysis, in future filings, in a manner
        most useful to your particular facts and circumstances, how you determined the
        unobservable inputs and how the resulting fair value of your assets and liabilities and
        possible changes to those values, impacted or could impact your results of operations,
        liquidity, and capital resources.  For further information, refer to the guidance at our
        website, http://www.sec.gov/divisions/corpfin/guidance/fairvalueltr0308.htm.

12.     Also in this regard, we note that your investments in municipal bonds contain an auction reset feature, whose underlying assets are generally student loans. We also note that in February 2008, auctions began to fail for these securities. Please address the following:

- It appears that the fair value of your auction rate securities has declined. If that is the case then please explain to us whether you concluded that such decline in fair value was *not* other than temporary. Further, if you concluded that the decline in fair value is not other than temporary, please explain to us why you reached such conclusion, citing the applicable U.S. GAAP. Also in this regard, please specifically address how you considered the impact of SAB Topic 5M in your response.

- Please explain to us what the net settlements of approximately $ (63,112,000) represent. Please describe the facts and the circumstances about the net settlements and how you accounted for them. Also explain to us where on the income statement and the cash flow statement the net settlement transactions are recorded. Cite the applicable U.S. GAAP that supports your accounting and related presentations.

- Please also disclose how the interest rate, if any, you receive on those securities is determined if the auctions related to those securities continue to fail.

- Revise your disclosure in future filings to address our concerns.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or me at (202) 551-3603 if you have any questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or Tim Buchmiller at (202) 551-3635 if you have questions on other comments. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,


Jay Webb
Reviewing Accountant